Exhibit 99.20

AMENDMENT NO. 1

TO THE

CAPITAL ACCUMULATION PLAN OF THE CHUBB CORPORATION

WHEREAS, The Chubb Corporation (the “Company”) maintains the Capital Accumulation Plan of The Chubb Corporation, as amended and restated effective January 1, 2012 (the “Plan”); and

WHEREAS, a favorable determination letter, dated August 19, 2011, exists for the Plan; and

WHEREAS, the Plan was submitted to the Internal Revenue Service (the “IRS”) for receipt of an updated favorable determination letter under Cycle B, which ended on January 31, 2013; and

WHEREAS, employees in Puerto Rico were excluded from participation in the Plan, effective as of January 1, 2011; and

WHEREAS, the Company desires to permit eligible employees in Puerto Rico to resume participation in the Plan and intends to obtain “dual-qualified” status for the Plan, both in the U.S. from the IRS and in Puerto Rico from the Puerto Rico Department of the Treasury (the “Hacienda”); and

WHEREAS, the Company negotiated a fee credit arrangement with Fidelity Management Trust Company (“Fidelity”), pursuant to which Fidelity has agreed to transfer certain negotiated fee credits to a suspense account (a “Revenue Credit Account”); and

WHEREAS, the Revenue Credit Account was negotiated to act in the best interests of Plan participants; and

WHEREAS, the Revenue Credit Account may be used for the payment of Plan expenses and other costs associated with the administration of the Plan; and

WHEREAS, the Company further negotiated aspects of the Revenue Credit Account with Fidelity, such that, when assets remain in the Revenue Credit Account, such funds may also be allocated to Participant accounts; and

WHEREAS, pursuant to Section 16.1 of the Plan, the Employee Benefits Committee (the “Committee”) has the authority to approve amendments to the Plan as it deems necessary or desirable; provided that such amendment does not increase the costs of the Plan to the Company or any participating affiliate by more than $250,000 on an annual basis, as determined by the Committee and to the extent permitted by applicable law; and

WHEREAS, the Committee desires to amend the Plan to permit eligible in Puerto Rico to resume participation, effective January 1, 2014, and to confirm the procedures to be used to allocate any portion of the Revenue Credit Account to Participant accounts.

NOW, THEREFORE, the Plan is hereby amended as follows:

1. Participation; Employees in Puerto Rico. Section 2.2(E) of the Plan provides that, effective as of January 1, 2011, employees in Puerto Rico are not eligible to participate in the Plan. Effective as of January 1, 2014, Section 2.2(E) of the Plan shall be amended and restated in its entirety to read as follows:

“(E) Participation of Employees in Puerto Rico. Notwithstanding any provisions of the Plan to the contrary, effective as of January 1, 2014, any Employees of the Employer or any Affiliate employed in the territory of Puerto Rico shall be eligible to participate in the Plan, subject to the terms and conditions of the Plan.

2. Revenue Credit Accounts. The following paragraph shall be added to the end of Section 15.10 of the Plan as follows:

“In accordance with the Trust Agreement, the Trustee may transfer certain negotiated fee credits to a suspense account (the “Revenue Credit Account”). Assets transferred to the Revenue Credit Account, whether maintained by the Trustee or otherwise, may be used to pay for any eligible expenses associated with the operation and administration of the Plan. In the event that excess assets remain in the Revenue Credit Account, the Trustee shall be directed to allocate such excess assets for the benefit of all Participants, on an annual or other basis. The method of allocation to Participants shall be on a “per capita” basis, which method is intended to benefit all Participants in an equitable manner, regardless of the size of individual Participant accounts. The Employee Benefits Committee is authorized to establish any administrative procedures to effectuate any allocation of the Revenue Credit Account, including the time period for which any allocations shall occur.”

3. All other provisions of the Plan shall remain unchanged and in full force an effect.

IN WITNESS WHEREOF, the Employee Benefits Committee has caused this Amendment No. 1 to be duly executed as of December 3, 2013.

EMPLOYEE BENEFITS COMMITTEE

By:	/s/ John W. Rowland
John W. Rowland
Interim Chairperson

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